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SEC FILE NUMBER 1-6089
CUSIP NUMBER 093671105

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR
☐ Form N-CSR
For Period Ended: April 30, 2005
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended: ___________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

_____________________________________________________________________________________________

PART I — REGISTRANT INFORMATION

H&R Block, Inc.

Full Name of Registrant

n/a

Former Name if Applicable

4400 Main Street

Address of Principal Executive Office (Street and Number)

Kansas City, Missouri 64111

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     (a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

☒

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q,10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As reported in current report on Form 8-K dated June 7, 2005, Registrant concluded to restate previously issued consolidated financial statements, including 2005 quarterly financial statements and financial statements for the fiscal years ended April 30, 2004 and 2003. Among other things, the restatement provides for (i) an adjustment to lease expense to record the effect of rent holidays and mandatory rent escalation on a straight-line basis over the lease term (the “Lease Restatement”), (ii) an adjustment in accounting for certain acquisitions (the “Purchase Accounting Restatement”) and (iii) an adjustment pertaining the provision for income taxes (the “Income Tax Provision Restatement”).

The Lease Restatement entails a review and analysis of a sample from a population of approximately 12,000 leases to which Registrant’s subsidiaries were parties during the periods for which its consolidated financial statements are to be restated. This review is necessary to quantify the Lease Restatement for the fiscal years ended April 30, 2004 and 2003. The time required to review such a large amount of leases is such that the review cannot be completed in time to complete the restatement by the prescribed filing date for Registrant’s Annual Report on Form 10-K for the fiscal year ended April 30, 2005.

In addition to the Lease Restatement, the nature of the Purchase Accounting Restatement and the Income Tax Restatement are such that they cannot be determined within a time frame that permits the Company’s Form 10-K to be filed within the prescribed time period.

SEC 1344 (03-05)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PART IV — OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

William L. Trubeck	816	932-8388
(Name)	(Area Code)	Telephone Number

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s). Yes ☒ No☐

____________________________________________________________________________________________

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof ?

Yes ☒ No☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made:

It is anticipated that the following changes in results of operations for the fiscal year ended April 30, 2004 will be reflected in the earnings statements to be included in Registrant’s Form 10-K for the fiscal year ended April 30, 2005:

•

A change to correct an error pertaining to its accounting for acquisitions (primarily the acquisition of Olde Financial Corporation in fiscal year 2000) that resulted in an understatement of deferred tax liabilities and goodwill of approximately $137 million. Correction of this error will result in an approximate $12 million reduction in the provision for income taxes for the fiscal year ended April 30, 2004.

•

A change to correct an error in calculating a gain on sale of previously securitized residuals in fiscal year 2003, resulting in a net overstatement in revenues for that year of approximately $36 million. This error will be corrected by deferring the gain as of the transaction date in fiscal year 2003 and recognizing revenue from the sale as revenue from accretion in subsequent fiscal years, including revenue of approximately $23 million in fiscal year 2004.

•

A change to correct an error pertaining to accounting for leases. This error will be corrected by restating lease expense to record the effect of rent holidays and mandatory rent escalation on a straight-line basis over the lease term. The effect of correcting such error on lease expense for the fiscal year ended April 30, 2004 currently is unknown.

•

A change to correct calculation errors in the provision for income taxes arising from a series of control weaknesses related to the Company’s corporate tax accounting function that was disclosed in its Form 10-K for the fiscal year ended April 30, 2004. The effect of these corrections on the provision for income taxes for the fiscal year ended April 30, 2004 currently is unknown.

•

A change to correct a calculation error pertaining to an incentive compensation accrual at the Company’s Mortgage Services segment as of April 30, 2004. This correction will decrease pretax income in fiscal year 2004 by approximately $12 million.

•

A change to correct an overstatement of capitalized branch office costs at the Company’s Investment Services segment. This correction will decrease pretax income by approximately $4 million in fiscal year 2004.

The amounts set forth herein are subject to final determination by the Company and audit by our previous and current auditors.

H&R Block, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date 7-14-05	By /s/ Melanie K. Coleman
Melanie K. Coleman
Vice President and Corporate Controller

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers: This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit reports within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (§232.201 or §232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (§232.13(b) of this chapter).